FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August 2008

BUENAVENTURA MINING COMPANY INC.

(Translation of Registrant's Name into English)

CARLOS VILLARAN 790

SANTA CATALINA, LIMA 13, PERU

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Interim unaudited consolidated financial information as of June 30, 2008 and 2007 and for the three-month and six-month periods then ended

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Report of Independent Auditors

To the Shareholders of Compañía de Minas Buenaventura S.A.A.

1. We have reviewed the accompanying consolidated balance sheet of Compañía de Minas Buenaventura S.A.A. (a Peruvian company) and subsidiaries as of June 30, 2008, the related consolidated statements of income and cash flows for the three-month and six-month periods ended June 30, 2008 and 2007 as well as the consolidated statements of changes in shareholders’ equity for the six-month periods then ended. The preparation of these consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these consolidated financial statements based on our review.

2. The financial statements of Minera Yanacocha S.R.L. as of June 30, 2008 and 2007 and for the three-month and six-month periods then ended have been reviewed by other auditors, whose reports have been furnished to us. In the consolidated financial statements of the Company, the Company’s investment in Minera Yanacocha S.R.L. amounts to US$658.84 million as of June 30, 2008 (US$577.5 million as of December 31, 2007); in addition the share in the net income of this entity amounts to US$125.0 million for the six-month period then ended (US$34.4 million for the six-month period ended June 30, 2007).

3. We conducted our review in accordance with applicable auditing standards in Peru for interim reviews. Those standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquire of company personnel and analytical procedures applied to consolidated financial data and thus provide less assurance than an audit. We have not performed an audit and, accordingly, we do not express such an opinion on the accompanying consolidated financial statements.

4. Based on our review and on the limited reports of the independent auditors of Minera Yanacocha S.R.L. we are not aware of any material modification that should be made to the accompanying consolidated financial statements referred above to be in conformity with generally accepted accounting principles in Peru.

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Report of Independent Auditors (continued)

5. We have previously audited, in accordance with generally accepted auditing standards in Peru, the accompanying consolidated balance sheet of Compañía de Minas Buenaventura S.A.A. and subsidiaries as of December 31, 2007, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the year then ended. Our report dated February 28, 2008 expressed an unqualified opinion on those consolidated financial statements.

Lima, Perú,
July 23, 2008

Countersigned by:

Marco Antonio Zaldívar
C.P.C. Register No.12477

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Balance Sheets
As of June 30, 2008 (unaudited) and December 31, 2007 (audited)

	Note		2008	2007
			US$(000)	US$(000)

Assets

Current assets

Cash and cash equivalents	4		462,413	381,612

Current portion of derivate financial instruments	13		10,062	2,929

Trade accounts receivable, net			95,936	107,540

Other accounts receivable, net			10,615	7,760

Accounts receivable from affiliates	12(a	)	15,175	14,420

Inventory, net			49,152	35,149

Current portion of prepaid taxes and expenses			35,802	16,032
Total current assets			679,155	565,442

Other long-term accounts receivable			1,464	1,451

Prepaid taxes and expenses			5,506	5,338

Derivative financial instruments	13		13,322	5,035

Investment in shares	5		1,056,093	932,420

Mining concessions and property, plant and equipment, net			249,669	244,992

Development costs, net			89,780	84,187

Deferred income tax and workers´ profit sharing asset, net	9		252,977	141,118

Other assets			1,643	1,486

Total assets			2,349,609	1,981,469

Liabilities and shareholders’ equity, net

Current liabilities

Trade accounts payable			31,514	24,662
Income tax payable			4,741	15,349
Other current liabilities			83,641	96,823
Embedded derivatives for concentrates sales	13		3,259	5,984
Current portion of long-term debt	6		129,513	20,869
Total current liabilities			252,668	163,687

Other long-term liabilities			67,539	72,308
Long-term debt	6		403,540	63,250
Deferred income from sale of future production			-	102,008
Total liabilities			723,747	401,253

Shareholders’ equity, net	7
Capital stock, net of treasury shares of US$62,622,000 in the year 2008 and US$14,462,000 in the year 2007			750,540	173,930
Investment shares, net of treasury shares of US$142,000 in the year 2008 and US$37,000 in the year 2007			2,019	473
Additional paid-in capital			225,978	177,713
Legal reserve			37,679	37,679
Other reserves			269	269
Retained earnings			461,285	1,056,937
Cumulative translation loss			(34,075)	(34,075)
Cumulative unrealized gain on derivative financial instruments, net			4,885	1,518
Cumulative unrealized gain on investments in shares held at fair value			138	158
			1,448,718	1,414,602
Minority interest			177,144	165,614
Total shareholders’ equity, net			1,625,862	1,580,216

Total liabilities and shareholders’ equity, net			2,349,609	1,981,469

The accompanying notes are an integral part of the consolidated balance sheet.

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements
Compañía de Minas Buenaventura S.A.A. and Subsidiaries
Consolidated Statements of Income (unaudited)
For the three and six-month periods ended June 30, 2008 and 2007

	Note	For the three-month periods ended June 30		For the six-month periods ended June 30
		2008	2007	2008	2007
		US$(000)	US$(000)	US$(000)	US$(000)
Operating income
Net sales	10	204,271	181,441	416,271	332,259
Royalty income	12(b)	12,084	6,346	26,342	14,727
Realization of deferred income from sale of future production		-	-	-	5,393
Total income		216,355	187,787	442,613	352,379
Operating costs
Cost of sales, excluding depreciation and amortization		58,445	39,347	107,554	82,056
Exploration in units in operation		12,705	8,336	23,783	16,745
Depreciation and amortization		13,291	11,936	26,206	23,102
Total operating costs		84,441	59,619	157,543	121,903
Gross income		131,914	128,168	285,070	230,476
Operating expenses
Administrative	11	9,695	13,342	37,241	21,555
Exploration in non-operating areas		15,749	11,424	27,150	20,382
Royalties		9,195	7,579	16,116	13,169
Sales		4,603	1,867	9,144	3,264
Total operating expenses		39,242	34,212	89,651	58,370
Operating income before unusual item		92,672	93,956	195,419	172,106
Net loss on release of fixed-price component in sales contracts	10	-	(100,467)	(415,135)	(185,922)
Operating income (loss) after unusual item		92,672	(6,511)	(219,716)	(13,816)
Other income (expenses), net
Share in affiliated companies, net	5(b)	98,562	52,438	244,284	107,482
Interest income		6,165	2,449	8,364	5,139
Gain on change in the fair value of gold certificates		-	-	-	5,126
Interest expense		(9,697)	(2,246)	(16,220)	(3,795)
Gain (loss) on currency exchange difference		(11,886)	230	(2,908)	(57)
Other, net		(135)	(2,561)	476	(3,464)
Total other income (loss), net		83,009	50,310	233,996	110,431
Income before workers´ profit sharing, income tax and minority interest		175,681	43,799	14,280	96,615
Provision for workers´ profit sharing, net	9	(7,322)	1,436	18,048	2,010
Provision for income tax, net	9	(37,086)	2,892	63,661	2,337
		131,273	48,127	95,989	100,962
Net income attributable to minority interest		9,547	29,977	37,231	46,150
Net income attributable to Buenaventura		121,726	18,150	58,758	54,812
Net income per basic and diluted share, stated in U.S. dollars	8	0.48	0.07	0.23	0.22
Weighted average number of shares outstanding, after stock split effect (in units)	8	254,442,328	254,442,328	254,442,328	254,442,328

The accompanying notes are an integral part of the consolidated balance sheet.

Las notas adjuntas son parte integrante de este estado.

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity (unaudited)
For the six-month period ended June 30, 2008 and 2007

	Capital stock, net of treasury shares
	Number of shares outstanding	Common shares	Investment shares	Additional paid-in capital	Legal reserve	Other reserves	Retained earnings	Cumulative translation loss	Cumulative unrealized gain on derivative financial instruments, net	Cumulative unrealized gain on investments in shares held at fair value	Total	Minority interest	Total shareholders’ equity
		US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Balance as of January 1, 2007	126,879,832	173,930	473	177,713	37,679	269	852,148	(34,075)	-	932	1,209,069	91,437	1,300,506
Dividends declared and paid, notes 7(a) and 7(b)	-	-	-	-	-	-	(47,071)	-	-	-	(47,071)	(15,157)	(62,228)
Unrealized gain on available-for-sale financial assets	-	-	-	-	-	-	-	-	-	798	798	-	798
Realization of accumulated gain on financial instruments available for sale	-	-	-	-	-	-	-	-	-	(1,633)	(1,633)	-	(1,633)
Unrealized gain on investment shares held at fair value	-	-	-	-	-	-	-	-	-	10	10	-	10
Net income	-	-	-	-	-	-	54,812	-	-	-	54,812	46,150	100,962
Balance as of June 30, 2007	126,879,832	173,930	473	177,713	37,679	269	859,889	(34,075)	-	107	1,215,985	122,430	1,338,415

Balance as of January 1, 2008	126,879,832	173,930	473	177,713	37,679	269	1,056,937	(34,075)	1,518	158	1,414,602	165,614	1,580,216
Dividends declared and paid, notes 7(a) and 7(b)	-	-	-	-	-	-	(27,989)	-	-	-	(27,989)	(26,377)	(54,366)
Capitalization of retained earnings, note 7(c)	-	576,610	1,546	48,265	-	-	(626,421)	-	-	-	-	-	-
Unrealized loss on derivate financial instruments held by El Brocal	-	-	-	-	-	-	-	-	3,367	-	3,367	6,563	9,930
Unrealized loss on investment shares held at fair value	-	-	-	-	-	-	-	-	-	(20)	(20)	-	(20)
Decrease of minority interest in El Brocal	-	-	-	-	-	-	-	-	-	-	-	(5,887)	(5,887)
Net income	-	-	-	-	-	-	58,758	-	-	-	58,758	37,231	95,989
Balance as of June 30, 2008	126,879,832	750,540	2,019	225,978	37,679	269	461,285	(34,075)	4,885	138	1,448,718	177,144	1,625,862

The accompanying notes are an integral part of the consolidated balance sheet.

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Statements of Cash Flows (unaudited)
For the three and six-month periods ended June 30, 2008 and 2007

	For the three-month periods ended June 30		For the six-month periods ended June 30
	2008	2007	2008	2007
	US$(000)	US$(000)	US$(000)	US$(000)
Operating activities
Proceeds from sales	241,716	168,212	419,778	346,240
Dividends received	113,945	21,825	113,945	21,825
Royalties received	14,019	8,813	25,617	17,849
Interest received	5,141	2,799	8,455	5,669
Settlement of gold certificates	-	-	-	135,189
Value Added Tax recovered	-	4,277	-	6,945
Acquisition of gold certificates	-	-	-	(66,853)
Release of fixed-price component in sales contracts	-	(170,739)	(517,143)	(315,726)
Payments to suppliers and third parties	(92,989)	(49,776)	(150,767)	(99,712)
Payments to employees	(24,045)	(17,849)	(66,319)	(43,574)
Income tax paid	(6,971)	(17,206)	(30,804)	(55,633)
Payments for exploration activities	(25,522)	(21,587)	(44,375)	(36,714)
Payments of royalties	(9,488)	(8,581)	(19,717)	(15,791)
Payments of interest	(8,772)	(1,263)	(11,988)	(1,864)
Net cash and cash equivalents provided by (used in) operating activities	207,034	(81,075)	(273,318)	(102,150)
Investment activities
Increase (decrease) in time deposits	73,104	(40,743)	26,764	(45,632)
Settlement of available-for-sale financial assets	-	55,714	-	55,714
Additions to mining concessions, property, plant and equipment	(15,984)	(30,417)	(25,833)	(40,096)
Disbursements for development activities	(7,710)	(8,231)	(12,850)	(16,066)
Other investment activities	917	184	565	511
Net cash and cash equivalents provided by (used in) investment activities	50,327	(23,493)	(11,354)	(45,569)
Financing activities
Proceeds from long-term debt	450,000	75,000	450,000	75,000
Proceeds from bank loans	-	45,000	510,000	45,000
Payments of bank loans	(450,000)	-	(510,000)	-
Dividends paid	(30,320)	(47,071)	(30,320)	(47,071)
Dividends paid to minority shareholders of subsidiary	(26,377)	(12,557)	(26,377)	(15,157)
Payments of long-term debt	(534)	(161)	(1,066)	(316)
Net cash and cash equivalents provided by (used in) financing activities	(57,231)	60,211	392,237	57,456
Increase (decrease) in cash and cash equivalents during the period, net	200,130	(44,357)	107,565	(90,263)
Cash and cash equivalents at beginning of period	210,299	130,694	302,864	176,600
Cash and cash equivalents at period-end	410,429	86,337	410,429	86,337

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

	For the three-month periods ended June 30		For the six-month periods ended June 30
	2008	2007	2008	2007
	US$(000)	US$(000)	US$(000)	US$(000)

Reconciliation of net income to cash and cash equivalents provided by (used in) operating activities
Net income	121,726	18,150	58,758	54,812
Add (less)
Minority interest	9,547	29,977	37,231	46,150
Depreciation and amortization	9,618	8,841	20,043	17,167
Long-term officers’ compensation	436	4,569	14,044	6,092
Amortization of development costs	3,530	3,558	7,257	6,801
Allowance for doubtful trade accounts receivable	-	-	5,372	-
Loss (gain) on currency exchange difference	11,886	(230)	2,908	57
Accretion expense of the provision for closure of mining units	1,082	983	2,038	1,931
Realization of deferred income from sale of future production	-	-	-	(5,393)
Share in affiliated companies, net of dividends received in cash	15,383	(30,613)	(130,339)	(85,657)
Deferred income tax and workers´ profit sharing benefit	30,555	(33,663)	(116,835)	(62,584)
Income from release of fixed price component in sales contracts	-	(70,272)	(102,008)	(129,804)
Other	826	(331)	(217)	94

Net changes in operating assets and liabilities accounts
Decrease (increase) in operating assets -
Trade accounts receivable	33,493	(13,229)	11,604	13,981
Financial assets at fair value through profit or loss (Gold Certificates)	-	-	-	63,210
Prepaid taxes and expenses	(11,984)	(1,609)	(19,937)	971
Inventory	(7,456)	(3,176)	(14,003)	(101)
Other accounts receivable	(4,149)	(1,439)	(3,025)	(2,655)
Accounts receivable from affiliates	2,382	2,438	(725)	3,377
Increase (decrease) in operating liabilities -
Trade accounts payable	3,286	503	6,852	(4,913)
Income tax payable	(1,673)	3,985	(10,608)	(12,827)
Other liabilities	(11,454)	483	(41,728)	(12,859)
Net cash and cash equivalents provided by (used in) operating activities	207,034	(81,075)	(273,318)	(102,150)

The accompanying notes are an integral parts of this consolidated statement.

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Notes to the interim consolidated financial statements (unaudited)
As of June 30, 2008 and 2007

1.	Business activity

Compañía de Minas Buenaventura S.A.A. (hereafter “Buenaventura”) is a publicly traded corporation incorporated in 1953. It is engaged in the exploration (individually and in association with third parties), extraction, concentration, smelting and sales of polymetallic ores and metals. The business activities of its subsidiaries are presented in the consolidated financial statements as of December 31, 2007; there have been no changes in such activities during the first semester in 2008.

The consolidated financial statements include the financial statements of the below listed subsidiaries, whose interest participation were rounded to cents is shown below:

	Ownership percentages as of
	June 30, 2008		December 31, 2007
	Direct	Indirect	Direct	Indirect
	%	%	%	%
Mining concessions, held exploration and exploitation of minerals
Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. - CEDIMIN	44.83	55.17	44.83	55.17
Compañía Minera Condesa S.A.	100.00	-	100.00	-
Compañía Minera Colquirrumi S.A.	90.00	-	90.00	-
Sociedad Minera El Brocal S.A.A.	2.85	29.59	2.76	29.59
Inversiones Colquijirca S.A.	61.42	-	61.42	-
Minas Conga S.R.L.	-	60.00	-	60.00
S.M.R.L. Chaupiloma Dos de Cajamarca	20.00	40.00	20.00	40.00
Minera La Zanja S.R.L.	53.06	-	53.06	-
Minera Minasnioc S.A.C.	60.00	-	60.00	-
Electric power activity
Consorcio Energético de Huancavelica S.A.	100.00	-	100.00	-
Services rendered
Buenaventura Ingenieros S.A.	100.00	-	100.00	-
Contacto Corredores de Seguros S.A.	-	100.00	-	100.00

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Notes to the interim consolidated financial statements (unaudited) (continue)

2.	Interim unaudited consolidated financial statements

Basis of presentation -

The interim unaudited consolidated financial statements for the three and six-month periods ended June 30, 2008 had been prepared in conformity with IAS 34 “Interim Financial Reporting”.

The interim consolidated financial statements do not include all the information and disclosures required in the Company’s annual consolidated financial statements and should be read together with the consolidated financial statements as of December 31, 2007.

Significant accounting principles and practices -

(a)
The criteria and accounting basis used by the Company in preparing the accompanying interim consolidated financial statements are consistent to those used in the preparation of the Company’s annual consolidated financial statements.

(b)
Net income per basic and diluted shares is calculated on the basis of the weighted average number of the common and investment shares outstanding as of the date of the consolidated balance sheets, without considering treasury stock. When the number of shares is modified as a result of capitalization of retained earnings, share splits or share grouping, the net income per basic and diluted shares is adjusted retroactively for all of the periods reported. If the change occurs after the date of the consolidated financial statements, but before the financial statement are authorized to issue, the calculation of net income per basic and diluted shares for all of the reported periods must be based on the new number of shares.

Reclassifications -

The Company did not make significant reclassifications to its interim consolidated financial statements for the three and six-month periods ended June 30, 2008 and 2007.

3.	Seasonality of operations

The Company and its subsidiaries operate continuously without fluctuations due to seasonality.

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Notes to the interim consolidated financial statements (unaudited) (continue)

4.	Cash and cash equivalents
(a)	This item is made up as follows:

	As of June 30, 2008	As of December 31, 2007
	US$(000)	US$(000)

Cash	895	460
Bank accounts	82,974	27,700
Time deposits (b)	326,560	274,704

Cash balances included in the consolidated statements of cash flows	410,429	302,864
Time deposits with original maturity greater than 90 days (c)	51,984	78,748

	462,413	381,612

(b)	The time deposits as of June 30, 2008, made up as follow:

Currency	Original maturities	Annual interest rate
		%	US$(000)

U.S. Dólares	From 24 to 62 days	From 3.75 to 7.35	259,000
Nuevos Soles	From 30 to 90 days	From 5.00 to 5.50	67,560
			326,560

The time deposits as of December 31, 2007, made up as follow:

Currency	Original maturities	Annual interest rate
		%	US$(000)

U.S. Dólares	From 2 to 90 days	From 4.57 to 5.61	237,500
Nuevos Soles	From 62 to 90 days	From 5.20 to 5.40	37,204
			274,704

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Notes to the interim consolidated financial statements (unaudited) (continue)

(c)	As of June 30, 2008, it corresponds to time deposits maintained by El Brocal:

Currency	Original maturities	Annual interest rate
		%	US$(000)

Nuevos Soles	From 120 to 190 days	From 5.00 to 5.70	37,984
U.S. Dólares	120 days	7.10	14,000
			51,984

As of December 31, 2007, it mainly corresponds to time deposits maintained by El Brocal:

Currency	Original maturities	Annual interest rate
	%		US$(000)

Nuevos Soles	From 91 to 228 days	From 5.00 to 5.50	48,048
U.S. Dólares	From 91 to 271 days	From 5.05 to 5.30	30,700
			78,748

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Notes to the interim consolidated financial statements (unaudited) (continue)

5.	Investments in shares
(a)	This item is made up as follows:

	Equity ownership		Amount
	As of June 30, 2008	As of December 31, 2007	As of June 30, 2008	As of December 31, 2007
	%	%	US$(000)	US$(000)

Investments held under the equity method
Minera Yanacocha S.R.L. (c)
Equity share	43.65	43.65	658,837	577,537
Payment in excess of the share in fair value of assets and liabilities, net			19,044	19,599
			677,881	597,136
Sociedad Minera Cerro Verde S.A.A. (c)
Equity share	18.50	18.50	318,024	267,448
Payment in excess of the share in fair value of assets and liabilities, net			56,976	57,960
			375,000	325,408

Investments held at fair value
Other			3,212	9,876
			1,056,093	932,420

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Notes to the interim consolidated financial statements (unaudited) (continue)

(b)	The table below presents the net share in affiliated companies:

	For the three-month periods ended June 30,		For the six-month periods ended June 30,

	2008	2007	2008	2007
	US$(000)	US$(000)	US$(000)	US$(000)

Minera Yanacocha S.R.L.	43,312	9,548	124,397	36,781
Sociedad Minera Cerro Verde S.A.A.	55,250	41,697	119,887	68,920
Other	-	1,193	-	1,781

	98,562	52,438	244,284	107,482

(c)
The investments held in Yanacocha (a gold mine located in Cajamarca, Peru) and Cerro Verde (a copper mine located in Arequipa, Peru), represent the Company’s most significant investments. The share in their results has been significant in relation to the Company’s net earnings as of June 30, 2008 and 2007.

Increase in investments in shares balance -
Investment in shares´ balance increased by US$123,673,000 compared to the balance as of December 31, 2007, which was originated by the share in Yanacocha and Cerro Verde for US$244,284,000, net of the dividends received by these companies for US$127,199,000.

Increase in share in affiliated companies -
The share in affiliated companies increased by US$136,802,000 compared to same semester of 2007, mainly due to the net effect of:

-
An increase of US$87,616,000 in the share in Yanacocha’s net income. During the first semester of 2008, Yanacocha obtained a net income of US$285,798,000 (US$84,040,000 during the first semester of 2007). The higher income of Yanacocha is explained by the higher volume of gold sold during the semester (971,687 gold ounces during the first semester of 2008 compared to 766,793 gold ounces in the same period of 2007) and the increase of the gold price average (US$913.00 per ounce of gold in the first semester of 2008 compared with US$658.00 in the same period of 2007,

-
An increase of US$50,967,000 in the share in Cerro Verde’s net income. This company obtained a net income of US$653,392,000 during the first quarter of 2008 (US$376,035,000 during the first semester of 2007) explained by the full operations of primary sulfide plant, which started its operation in February 2007 and allowed to increase the volume of copper sold of 113,560 metric tonnes during the first semester in 2007 to 160,521 metric tonnes during the first semester in 2008 and the increase of copper price average from US$7,475.89 per metric tonnes in the first semester in 2007 to US$8,260.60 per metric ton in the first semester in 2008.

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Notes to the interim consolidated financial statements (unaudited) (continue)

Summary of financial information based on the financial statements of Yanacocha and
Cerro Verde -
The table below presents the principal amounts in the financial statements of Yanacocha and Cerro Verde, adjusted to conform to Buenaventura’s accounting practices:

	Yanacocha		Cerro Verde
	As of June 30	As of December 31	As of June 30	As of December 31
	2008	2007	2008	2007
	US$(000)	US$(000)	US$(000)	US$(000)

Balance Sheet
Total assets	2,118,453	1,895,884	2,303,553	2,010,776
Total liabilities	606,330	569,559	584,418	565,034
Shareholders’ equity	1,512,123	1,326,325	1,719,135	1,445,742

	Yanacocha		Cerro Verde
	For the six-month periods ended June 30,		For the six-month periods ended June 30,
	2008	2007	2008	2007
	US$(000)	US$(000)	US$(000)	US$(000)

Results
Total income	886,982	504,914	1,398,492	770,772
Operating income	402,598	127,678	1,024,282	585,697
Net income	285,798	84,040	653,392	376,035

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Notes to the interim consolidated financial statements (unaudited) (continue)

6.        Long-term debt
(a)
On February 20, 2008, Buenaventura signed a Syndicate Bridge Loan Agreement for the amount of US$450,000,000 with a syndicate of banks led by Banco de Crédito del Perú (the agent bank) with an interest rate of 90 day Libor plus 2.25% nominal annual. The loan received was used to pay clients to release the fixed - price component in sales contracts that Buenaventura held as of such date (see note 10) and to pay its financial obligations assumed during 2008, prior to obtain the syndicate bridge loan, which was paid in may of 2008 with founds provided by a new loan. See paragraph(b).

(b)
On May 21, 2008 Buenaventura signed a Syndicate Loan Agreement for US$450,000,000. The Banco de Crédito del Perú (BCP) was designated as Administrative Agent on behalf of the bank syndicate. The main clauses provided in the Syndicate Contract include the following:

(i)	The loan is structured according to the source of funding as follows:

	US$(000)%

Local banks	200,000	44.45
Foreign banks	250,000	55.55
	450,000	100.00

(ii)	The loan accrues a 90 day Libor plus 2.25% nominal. The principal amount may only be prepaid on each of the programmed quarterly maturity dates.

(iii)	The loan has been granted for a five-year period. The amortization of the principal amount shall be made in 20 quarterly payments of US$22,500,000 starting August 27, 2008 and ending May 27, 2013.

(iv)
Compañía Minera Condesa S.A. (hereafter “Condesa”) signed the Syndicate Loan Agreement as guarantor for Buenaventura. For such effect, Condesa granted the Agent bank a pledge over the ADS (Pledged Securities) which were holded in the Bank of New York. The pledge affects 21,130,260 ADS of Buenaventura, which should have a market value of at least 1.25 times the remaining balance of the principal of the loan. If the market value of the pledge falls to levels below 1.25 times the remaining balance of the principal, the Company commits to grant additional pledges up to the value of at least 1.50 times the remaining balance of the principal.

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Notes to the interim consolidated financial statements (unaudited) (continue)

(v)	Buenaventura agrees to not entering into derivative contracts with speculation purposes as defined in the International Financial Reporting Standards.

(vi)
Buenaventura agrees to maintain a Debt Ratio financial index greater than 3.5 as of the end of each quarter. This ratio is determined by dividing Buenaventura’s consolidated financial debt by the sum of the consolidated EBITDA and the collection of dividends for the twelve-month period following the calculation date.

In the opinion of Buenaventura’s Management, as of the date of submitting the financial statements, it has duly complied with all of the obligations assumed under the Syndicate Loan Agreement.

(c)
In June 2007, Buenaventura obtained a loan from Banco de Crédito del Perú for the amount of US$75,000,000 in order to partially finance the payments in connection with the release of the fixed price component in the trade contracts entered into in 2007, as explained in note 10. This loan generates a three month Libor interest rate plus 0.85% and has not required any sort of guarantee.

(d)	The long-term debt held by Buenaventura and its subsidiaries matures as follows:

Period	US$(000)

2008	64,750
2009	129,553
2010	110,750
2011	92,000
2012	91,000
2013	45,000
533,053

Current portion	(129,513)

Non current portion	403,540

7.	Shareholders’ equity, net
(a)	Dividends declared and paid
The information about declared dividends for the six-month periods ended June 30, 2008 and 2007 is as follows:

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Notes to the interim consolidated financial statements (unaudited) (continue)

Meeting	Date	Dividends declared and paid	Dividends per share
		US$	US$

Dividends 2008
Mandatory annual shareholders’ meeting	March 27, 2008	30,320,000	0.22
Less - Declared dividends to Condesa		(2,331,000)
		27,989,000

Dividends 2007
Mandatory annual shareholders’ meeting	March 28, 2007	50,992,000	0.37
Less - Declared dividends to Condesa		(3,921,000)
		47,071,000

(b)	As of June 30, 2008, the effect of declared dividends by two subsidiaries to minority shareholders, is made up as follows:

	2008	2007
	US$(000)	US$(000)

Sociedad Minera El Brocal S.A.A.	19,340	8,120
S.M.R.L. Chaupiloma Dos de Cajamarca	7,037	7,037
	26,377	15,157

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Notes to the interim consolidated financial statements (unaudited) (continue)

(c)	Capitalization of retained earnings -
The Mandatory annual Shareholders’ Meeting held March 27, 2008, agreed to increase the nominal value of the common and investment shares from S/4.00 to S/20.00 each. For this, the Meeting approved the following capitalizations:

(i)
Capitalization of results from exposure to inflation accumulated of capital stock and investment shares, as of December 31, 2004 amounting to S/96,858,000 (US$28,230,000). As of capitalization date, results from exposure to inflation was included as part of capital stock. As a consequence, no additional movement was required in the consolidated statement of changes in shareholders’ equity.

(ii)
Capitalization of retained earnings amounting to S/2,108,219,000 (US$626,421,000) increased the capital stock and investment shares accounts by US$576,610,000 (net of treasury stock for US$48,160,000) and US$1,546,000 (net of treasury stock for US$105,000), respectively.

As a result of the capitalizations, the nominal value of treasury shares (common and investment) increased from US$14,499,000 to US$62,764,000 (an increase of US$48,265,000). In compliance with accounting standards, the Company shows the nominal value of treasury shares net of the capital stock, as a consequence the increase in the nominal value of the treasury shares was net off in the same value of capital stock increasing the additional capital account of consolidated statement of changes in shareholders’ equity.

(d)	Stock Split-

In the General Shareholders Meeting held March 27, 2008, shareholders agreed that once the capitalization of retained earnings had been formalized and registered in Peru’s public registries, described in paragraph (c), these would be split by changing the nominal value of common and investment shares from S/20.00 to S/10.00.

The Board of Directors in its session of July 1, 2008 agreed on the schedule to carry out this splitting of Company shares. According to this schedule, the date of registration of the operation was July 18, 2008. As from July 21, 2008 the Lima Stock Exchange traded the new number of shares effective as of such date (254,442,328) and as from July 23, 2008 the New York Stock Exchange did the same.

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Notes to the interim consolidated financial statements (unaudited) (continue)

8.	Basic and diluted earnings per share
The composition of shares effective as of June 30, 2008 and 2007, as well as the number of shares considered in the calculation of net income per basic and diluted share, are described in detail below:

	Outstanding shares as of June 30, 2008 and 2007					Number of shares (denominator in calculation of net income per basic and diluted share after stock split effect)
	Common shares	Investment shares	Treasury shares		Total shares	Common shares	Investment shares	Total shares
			Common	Investment
Balance as of January 1, 2008 and 2007	137,444,962	372,320	(10,565,130)	(30,988)	127,221,164	126,879,832	341,332	127,221,164

Shares issued as a result of stock split (note 7(d))	-	-	-	-	-	126,879,832	341,332	127,221,164
Balance as of June 30, 2008 and for 2007	137,444,962	372,320	(10,565,130)	(30,988)	127,221,164	253,759,664	682,664	254,442,328

The table below presents the computation of basic and diluted earnings per share as of June 30, 2008 and 2007, adjusting retroactively the number of shares resulting from stock split effective as from July 23, 2008:

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2008	2007	2008	2007

Net income (numerator) - US$	121,726,000	18,150,000	58,758,000	54,812,000
Shares (denominator)	254,442,328	254,442,328	254,442,328	254,442,328
Basic and diluted earnings per share- US$	0.48	0.07	0.23	0.22

The table below presents the computation of basic and diluted earnings per share as of June 30, 2008 and 2007, carried out with the shares outstanding at such dates is as follows:

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2008	2007	2008	2007

Net income (numerator) - US$	121,726,000	18,150,000	58,758,000	54,812,000
Shares (denominator)	127,221,164	127,221,164	127,221,164	127,221,164
Basic and diluted earnings per share- US$	0.96	0.14	0.46	0.43

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Notes to the interim consolidated financial statements (unaudited) (continue)

9.	Deferred income tax and workers´ profit sharing asset, net
(a)
The company and its subsidiaries recognize the effects of timing differences between the accounting basis and the tax basis. The table below presents the components of this caption, according to the items that give rise to them:

	As of June 30, 2008	As of December 31, 2007
	US$(000)	US$(000)

Tax - loss carryforward	211,298	58,116
Stock appreciation rights accrual	12,726	13,458
Provision for closure of mining units	10,157	13,094
Loss on translation into U.S. dollars	6,370	8,923
Deferred income from sale of future production	-	33,192
Other	12,426	14,335

	252,977	141,118

(b)
The current and deferred portions of the income (expense) tax and workers’ sharing benefit included in the consolidated statements of income for the three and six-month periods ended June, 30, 2008 and 2007 are made up as follows:

	For the three-month periods ended June 30,		For the six-month periods ended June 30,
	2008	2007	2008	2007
	US$(000)	US$(000)	US$(000)	US$(000)

Workers’ profit sharing
Current - legal	(2,765)	(1,465)	(5,499)	(9,027)
Current - without effect of unusual item	2,309	(5,547)	(2,708)	(3,840)
Deferred	(6,866)	8,448	26,255	14,877
	(7,322)	1,436	18,048	2,010
Income tax
Current	(13,397)	(22,323)	(26,919)	(45,370)
Deferred	(23,689)	25,215	90,580	47,707
	(37,086)	2,892	63,661	2,337

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Notes to the interim consolidated financial statements (unaudited) (continue)

10.	Net sales
The sales in the first semester of 2008 (US$416,271,000) increased by 26 percent compared to the first semester of 2007 (US$332,259,000). During the first semester of 2008, the Company sold 172,936 gold ounces at an average market quotation of US$909.94, compared with 40,000 gold ounces at an average fixed price of US$340.00 and 159,906 gold ounces at an average market quotation of US$653.01 in the same period of 2007. The higher sales prices obtained during the first semester of 2008, results from the modification of schedule of commitments of gold ounces and for the release of fixed-price component in sales contracts which were made in January 2007 and in the months of January and February of 2008, respectively.

The increase in the sales for the higher prices of gold was partially off set by the decrease of the gold ounces sold. See note 14(a).

During the six month period ended June 30, 2008 El Brocal’s sales decreased approximately in US$7,849,000 in respect the same period of 2007 which is mainly explained by the net effect between increase in the sales for US$22,318,000 as a result of to start up phase of copper concentrate plant at the end of the year 2007, which allow to sale 19,466 MT of copper concentrate, the decrease of the zinc sales by US$19,741,000 as a consequence of the minor zinc quotation which was compensated with higher volumen sold of zinc and the decrease of lead sales.

Normal sales contracts -
In March and May of 2007, Buenaventura reviewed the sales contracts with six of its customers, to release the fixed-price or higher price to sell certain number of committed ounces and to sell those gold ounces between the years 2008 - 2012 at market prices.

As a consequence, Buenaventura was released from the obligation to sell 971,000 ounces of gold at fixed prices; consequently, they will be sold according at the market price prevailing at the date of the physical delivery of the gold committed.

For these transactions, Buenaventura made a payment of US$315,726,000 (US$144,987,000 in March, 2007 and US$170,739,000 in May, 2007, respectively) with charge to expense and recorded a decrease in the liability corresponding to the deferred income from sale of future production of US$129,804,000 with a credit to income of the period. The net loss resulting of US$185,922,000 is presented in the caption Net loss on release of fixed-price component in sales contracts, in the consolidated statements of income for the six-months period ended June 30, 2007.

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Notes to the interim consolidated financial statements (unaudited) (continue)

In January and February of 2008, Buenaventura reviewed the sales contracts with others customer, to release the fixed-price component or higher price on to sell those committed gold ounces between the years 2010 - 2012 to the market prices, in a similar way of the agreement fixed in 2007.

As a consequence, Buenaventura was released from the obligation to sell 922,000 ounces of gold at fixed prices, varying between US$345 and US$451 per ounces of gold; consequently, they will be sold according at the market price, prevailing at the date of the physical delivery of the gold committed.

For these transactions, Buenaventura made a payment of US$517,143,000 (US$82,592,000 in January 2008 and US$434,551,000 in February 2008, respectively) and recorded a decrease in the liability corresponding to the deferred income from sale of future production of US$102,008,000 witha credit to income of the period. The net loss resulting of US$415,135,000 is presented in the caption Net loss on release of fixed-price component in sales contracts in the consolidated statements of income for the six-month period ended June 30, 2008.

As of June 30, 2008, Buenaventura has been released of fixed-price component of all sales contracts which have a maximum maturity until the year 2012.

Embedded derivative due to changes of the prices in sales contracts -
The Company’s concentrate sales include embedded derivatives that for accounting purposes must be separated from the sales contracts. They are recognized as assets and liabilities at fair value.

11.	Administrative
The administrative expenses in the first semester of 2008 (US$37,241,000) increased by 73 percent compared with the first semester of 2007(US$21,555,000) mainly explained by the increase of US$7,952,000 of the provision for long - term officers compensation and for the record in 2008 of a provision for allowance for doubtful account by US$5,372,000. The provision was for accounts receivable that Management has deemed to be uncollectible as of the date of the consolidated balance sheet.

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Notes to the interim consolidated financial statements (unaudited) (continue)

12.	Transactions with affiliated companies
(a)	As a result of the transactions presented in the following paragraph, the Company has the following accounts receivable from affiliated companies:

	As of June 30, 2008	As of December 31, 2007
	US$(000)	US$(000)

Minera Yanacocha S.R.L.	15,032	14,307
Other	143	113
	15,175	14,420

(b)	The Company (through its subsidiaries) had the following transactions with Minera Yanacocha S.R.L.:

S.M.R.L. Chaupiloma Dos de Cajamarca (“Chaupiloma”) -
Chaupiloma is the legal owner of the mineral rights on the mining concessions exploited by Yanacocha, and receives a 3 percent royalty on the net sales of Yanacocha. During the three and six-month periods ended June 30, 2008, royalties earned amounted to US$12,084,000 and US$26,342,000, respectively (US$6,346,000 and 14,727,000 for the three and six-month periods ended June 30, 2007, respectively) and are presented as royalties income in the consolidated statements of income.

Compañía Minera Condesa S.A. (“Condesa”) -
During the six-month period ended June 30, 2008, Yanacocha paid cash dividends to Condesa of US$43,650,000 for the six-month period then ended (US$21,825,000 for the six-month period ended June 30, 2007).

Buenaventura Ingenieros S.A. (“Bisa”) -
As of December 31, 2006, Bisa participated in a framework contract with Minera Yanacocha S.R.L. Starting from July 2007, it participates in the bidding for the execution of specific work orders.

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Notes to the interim consolidated financial statements (unaudited) (continue)

The revenues related to these services contracts during the three and six-month periods ended June 30, 2008 amounted to approximately US$638,000 and US$767,000, respectively (US$1,303,000 and US$3,108,000 for the three and six-month periods ended June 30, 2007, respectively). These figures are presented in the caption net sales of the consolidated statements of income.

Consorcio Energético de Huancavelica S.A. (“Conenhua”) -
In November 2001, Conenhua signed a 10-year agreement with Yanacocha for the electric energy transmission and infrastructure operation, Yanacocha will pay an annual fee of US$3,700,000. For the three and six-month periods ended June 30, 2008, the revenues for these services amounted to US$1,197,000 and US$2,394,000, respectively (US$969,000 and US$1,937,000 for the three and six-month periods ended June 30, 2007, respectively) and are presented in the caption net sales of the consolidated statements of income.

Terms and Transaction with related parties
Transactions with related parties are made at normal market prices. Outstanding balances at year-end are unsecured interest free and settlement occurs in cash. There have been no guarantees provided or received for any related party receivables. As of June, 30, 2008, the Company has not recorded any impairment of receivables relating to amounts owed by related parties, according to the assessment undertook by management each financial reporting through examining the financial position of the related party and the market in which the related party operates.

13.	Derivative financial instruments
Derivative contracts -
Buenaventura
On April 17, 2008, Buenaventura settled its put option contracts (gold convertible put option contracts) for which disbursed an amount of US$500, which granted it the right to sell 52,500 ounces of gold at an average price of US$345 per ounce, depending on certain market conditions. As of June 30, 2008, Buenaventura had no gold convertible put option contracts.

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Notes to the interim consolidated financial statements (unaudited) (continue)

El Brocal
During the year 2007 and the first quarter of 2008, El Brocal entered into metal price hedging contracts to cover future cash flows from its sales, which qualify to hedge accounting of future cash flow and are recognized as assets and liabilities at fair value in the consolidated balance sheet. Changes in the fair value are deferred in an equity account to the extent that the hedge operations are effective. The deferred amounts are reclassified to sales caption when the related production is sold.

The critical terms of these hedge operations have been negotiated with brokers so that they coincide with the negotiated terms of the sales contracts to which they are related. Price hedge operations for cash flow from the next few years’ sales have been evaluated by the Management and found to be 100% effective. The effectiveness of hedging operations was measure using the dollar-offset method, a method that the Company’s management considers best reflects the risk management aim relating to the hedging operations.

As of June 30, 2008, El Brocal recognized gain of US$349,000 relating to hedging operations liquidated in the period. These values are included in the caption net sales in the consolidated statement of income.

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Notes to the interim consolidated financial statements (unaudited) (continue)

Hedging operations current in El Brocal as at June 30, 2008 are:

Metal	Monthly average amount	Total Amount	Fixed Price	Period	Fair value (*)
	MT	MT	US$		US$(000

Zinc	675 MT	4,050	2,866	July 2008 - December 2008	4,053
Zinc	675 MT	4,050	2,853	January 2009 - June 2009	3,853
Zinc	675 MT	4,050	2,679	July 2009 - December 2009	2,646
Zinc	675 MT	4,050	2,621	January 2010 - June 2010	2,274
Zinc	425 MT	2,550	2,481	July 2010 - December 2010	985
Lead	525 MT	3,150	2,930	July 2008 - December 2008	3,545
Lead	525 MT	3,150	2,908	January 2009 - June 2009	3,155
Lead	525 MT	3,150	2,775	July 2009 - December 2009	2,801
Lead	525 MT	3,150	2,770	January 2010 - June 2010	2,513
Lead	425 MT	2,550	2,780	July 2010 - December 2010	2,103
Copper	350 MT	2,100	7,694	July 2008 - December 2008	(2,286)
Copper	350 MT	2,100	7,514	January 2009 - June 2009	(2,258)
Total		38,100			23,384
				Less - current portion	(10,062)
				Non current portion	13,322
(*) Mark to market

During the first semester of 2008, El Brocal recorded a credit of US$9,930,000, in the equity caption Unrealized loss on derivative financial instruments, resulting from changes in fair value of the derivative contracts occurring during that period. This amount, net of the deferred income tax and workers’ profit sharing amounting to US$5,490,000 to these date, the fair value of derivative financial instruments, net of the deferred income tax and deferred workers’ profit sharing, amounts to US$15,059,000 and is presented in the caption Cumulative unrealized gain on derivative financial instruments, net in El Brocal’s statements of changes in shareholders’ equity.

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Notes to the interim consolidated financial statements (unaudited) (continue)

Embedded derivative due to changes of the prices in sales contracts -
As of June 30, 2008 and December 31, 2007, the fair value of the embedded derivate is a loss of US$3,259,000 (loss of US$2,992,000 maintained by El Brocal and a loss of US$267,000 maintained by Buenaventura) and US$5,984,000 (loss of US$5,760,000 maintained by El Brocal and a loss of US$224,000 maintained by Buenaventura), respectively; and is shown in the caption Embedded derivative for concentrate sales on the consolidated balance sheet.

14.	Statistical data
Statistical data of the Company related to the volume of inventories sold and average sale prices by product for the three-month periods ended June 30, 2008 and 2007 are as follows:

(a)	Volumes sold:

	For the three-month periods ended June 30,		For the six-month periods ended June 30,
	2008	2007	2008	2007

Gold	88,806 OZ	90,897 OZ	172,936 OZ	199,906 OZ
Silver	4,073,056 OZ	3,880,039 OZ	8,476,053 OZ	7,826,953 OZ
Lead	8,063 MT	11,193 MT	16,210 MT	20,107 MT
Zinc	23,751 MT	19,750 MT	43,199 MT	35,435 MT
Copper	1,844 MT	38 MT	3,430 MT	65 MT

(b)	Average sale prices:

	For the three-month periods ended June 30,		For the six-month periods ended June 30,
	2008	2007	2008	2007

Gold	894.77 US$/OZ	653.96 US$/OZ	909.94 US$/OZ	590.38 US$/OZ
Silver	17.05 US$/OZ	13.39 US$/OZ	17.40 US$/OZ	13.37 US$/OZ
Lead	2,317.09 US$/MT	2,155.01 US$/MT	2,616.16 US$/MT	2,060.89 US$/MT
Zinc	2,129.65 US$/MT	3,721.64 US$/MT	2,240.94 US$/MT	3,559.38 US$/MT
Copper	8,335.29 US$/MT	7,630.91 US$/MT	8,207.93 US$/MT	6,936.28 US$/MT

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Notes to the interim consolidated financial statements (unaudited) (continue)

15.	Explanation added for English language translation
The accompanying consolidated financial statements are presented based on accounting basis generally accepted in Peru. Certain accounting practices applied by the Company that conform with generally accepted accounting principles in Peru may differ in certain respects to generally accepted accounting principles in other countries.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía de Minas Buenaventura S.A.A.

Compañía de Minas Buenaventura S.A.A.

/s/ CARLOS E. GALVEZ PINILLOS

Carlos E. Gálvez Pinillos

Chief Financial Officer

Date: August 12, 2008